UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter and fiscal year ended March 31, 2006
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
          Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).
          Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
     We hereby furnish the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter and fiscal year ended March 31, 2006. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.
     On April 19, 2006, we announced our results of operations for the quarter and fiscal year ended March 31, 2006. We issued press releases announcing our results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.
     On April 19, 2006, we also held a press conference to announce our results, which was followed by a question-and-answer session with those attending the press conference. A copy of the presentation made by the company in the press conference and a copy of the transcript of the proceedings of the press conference are attached to this Form 6-K as Exhibits 99.3 and 99.4, respectively. On the same day, we also held two teleconferences with investors and analysts to discuss our results. Copies of the transcripts of these two teleconferences are attached to this Form 6-K as Exhibits 99.5 and 99.6, respectively.
     In addition, our officers gave interviews with TV Channel CNBC India and TV Channel NDTV Profit, a national news television channel in India, concerning our results. Copies of the transcripts of these two interviews are attached to this Form 6-K as Exhibits 99.7 and 99.8, respectively.
     Lastly, we placed advertisements in certain Indian newspapers concerning our results of operations for the quarter and fiscal year ended March 31, 2006 under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as Exhibit 99.9.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Executive Vice President, Finance and Chief Financial Officer

Dated: April 24, 2006

INDEX TO EXHIBITS

Exhibits

99.1	U.S. GAAP Press Release
99.2	Indian GAAP Press Release
99.3	Presentation made by the Company at April 19, 2006 Press Conference
99.4	Transcript of April 19, 2006 Press Conference
99.5	Transcript of April 19, 2006 11:45 a.m. Earnings Call (Indian Standard Time)
99.6	Transcript of April 19, 2006 7:00 p.m. Earnings Call (Indian Standard Time)
99.7	Transcript of April 19, 2006 CNBC India Question-and-Answer Session with Company’s Officers
99.8	Transcript of April 19, 2006 TV Channel NDTV Profit Question-and-Answer Session with Company’s Officers
99.9	Form of Advertisement Placed in Indian Newspapers